VIA EDGAR

November 13, 2015

Jay Williamson, Esq.

United States Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549-0404

Re:	Select Sector SPDR Trust
Post-effective amendment filed on July 24, 2015
(File Nos. 333-57791 and 811-08837)

Dear Mr. Williamson:

On behalf of our client, Select Sector SPDR Trust (the “Trust”) and two of its funds, the Financial Services Select Sector SPDR Fund (the “Financial Services Fund”) and the Real Estate Select Sector SPDR Fund (the “Real Estate Fund” and together with the Financial Services Fund, the “Funds”), set forth below are the Trust’s response to a further comment provided telephonically by the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) on October 27, 2015 (the “Staff Comment”) in connection with the responses we provided on behalf of the Trust to comments (the “Original Comments”) by the Staff on the Trust’s post-effective amendment filed on July 24, 2015 (the “Post-Effective Amendment”).

The Staff Comment related to our response to Comment 18 of the Original Comments and noted that the 95% policy we cited in the response to that Comment was not a fundamental policy as required for an industry concentration policy by Section 8 of the Investment Company Act of 1940. The Staff Comment also requested that the Trust indicate how it planned to come into compliance with the requirement that it have a fundamental policy regarding industry concentration.

In response to the Staff Comment, we respectfully note that the investment objective of each of the Funds is to seek ‘to provide investment results that, before expenses, correspond generally to the price and yield performance of publicly traded equity securities of companies in the [corresponding Index of the Fund]” (e.g., the Financial Services Select Sector Index for the Financial Services Fund). It is evident that a Fund cannot achieve its investment objective without investing a substantial portion of its assets in the securities comprising the Index it intends to track. It is also evident that as a result of these investments by a Fund, to the extent that the Index is concentrated in an industry or group of industries, the Fund will also be so concentrated. We also note that the investment objective of each Fund is a fundamental policy of the Fund.

Thus, each Fund’s fundamental investment objective, while not expressly referring to “concentration” effectively subjects the Fund to a concentration policy. To make this clear to investors, we propose to add after the list of the fundamental policies in “Investment Restrictions” in the Trust’s Statement of Additional Information the following:

As a consequence of the investment objective of each Fund, the Fund will concentrate its investments in an industry or group of industries to the extent that the underlying Index of the Fund is concentrated in a particular industry or group of industries.

* * * * *

As you have requested and consistent with SEC Release 2004-89, the Trust hereby acknowledges that:

•	The Trust is responsible for the accuracy and adequacy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments in the filing reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filing; and

•	The Trust may not assert Staff comments as defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

If you have any questions, please feel free to contact me at (212) 878-8489.

Very truly yours,

/s/ Leonard B. Mackey, Jr.
Leonard B. Mackey, Jr.